UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 10, 2019

In reference to our Relevant Information Communication of December 26, 2018, by which we inform that the Board of Directors of Graña y Montero S.A.A., among other agreements, had adopted the proposal of the management in relation to the composition of the Board Committees, applicable to the 2019. In the annex to that communication, we involuntarily include information that is not accurate.

In this regard, as a Relevant Information Communication, we comply with the amendment that contains the composition of the Board Committees, which is established as follows:

Audit and Process Commitee	Talent Committee	Strategy and Investment Commitee	Risk and Compliance Commitee
Manuel del Rio Jimenez (President)	Rafael Venegas Vidaurre (President)	Ernesto Balarezo Valdez (President)	Alfonso de Orbegoso Baraybar (President)
Pedro Pablo Errazuriz Dominguez	Ernesto Balarezo Valdez	Augusto Baertl Montori	Manuel del Rio Jimenez
Alfonso de Orbegoso Baraybar	Pedro Pablo Errazuriz Dominguez	Rafael Venegas Vidaurre	Director to be determined
		Director to be determined	Augusto Baertl Montori
Report: Chief Financial Officer, Internal Auditor, External Auditor	Report: Corporate Manager of Human Management	Report: Chief Executive Officer, Chief Financial Officer, Public Affairs Officer	Report: Chief Risk and Compliance Officer

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: January 10, 2019